Exhibit 1

RLJ Entertainment, Inc.

8515 Georgia Avenue

Suite 650

Silver Spring, MD 20910

February 26, 2018

Members of the Board (c/o Robert L. Johnson, Chairman):

We are pleased to offer to acquire the outstanding shares of common stock of RLJ Entertainment (“RLJE”) not currently owned by AMC or entities affiliated with Robert L. Johnson for a purchase price of $4.25 per share in cash. Through this offer it is our intention that RLJE becomes a privately owned subsidiary of AMC that will have a minority stake held by Robert L. Johnson.

We believe that our offer is fair to and in the best interest of RLJE and its public shareholders. Although this transaction does not represent a change of control, this offer price represents a 10% premium to the closing share price on Friday, February 23, a 12% premium to the volume weighted average trading price over the last ten trading days and a 126% premium to the closing share price on the day prior to the announcement of AMC’s initial investment.

We believe our proposal makes great sense for RLJE and its future. The competitive demands of the industry, including the increasing competition for content and investment needed to scale, have convinced us that private ownership of this business is desirable and will assist RLJE in attaining its business objectives.

We expect that the Board of Directors of RLJE will form a special committee of independent directors to respond to our proposal on behalf of RLJE’s public shareholders. We also encourage the special committee to retain its own legal and financial advisors to assist in its review. We welcome the opportunity to present our proposal to the special committee as soon as possible. In order to complete this potential transaction, AMC will require certain due diligence items from RLJE management, including but not limited to the most recent long term financial plan. AMC’s entire team, including its legal and financial advisors at Sullivan & Cromwell LLP and Citigroup, look forward to working with the special committee and its legal and financial advisors to complete a mutually acceptable transaction. There will be no financing contingency associated with the offer.

In considering our proposal, you should be aware that we are interested only in acquiring the publicly held RLJE shares, and outstanding rights to acquire publicly held RLJE shares, and we will not sell our stake in RLJE or be part of any other process.

AMC will be issuing a press release and filing a Form 8-K this morning to disclose this offer letter. AMC will also be filing a 13-D amendment following the close of the trading market this afternoon.

Thank you for your consideration.

/s/ Josh Sapan
Josh Sapan President and CEO AMC Networks